Exhibit 2.2

EXECUTION VERSION

Dated November 11, 2018

EASTMAN KODAK COMPANY

and

MIR BIDCO SA

EARN-OUT AGREEMENT

Linklaters

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

Telephone (+1) 212 903 9000

Facsimile (+1) 212 903 9100

Ref: L-266322

EARN-OUT AGREEMENT

This Earn-Out Agreement (this “Agreement”) is entered into as of November 11, 2018, by and between:

(1)	EASTMAN KODAK COMPANY, a New Jersey corporation (“Kodak” or “Seller”), and

(2)	MIR BIDCO SA, a société anonyme incorporated in Belgium with incorporation number BE 0705.932.821 (“Purchaser”).

Seller and Purchaser are herein referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

Whereas

(A)

Pursuant to that certain Stock and Asset Purchase Agreement dated as of the date hereof by and between Seller and Purchaser (the “SAPA”), Purchaser has agreed to purchase from Seller and its relevant Subsidiaries, and Seller has agreed to sell, and to cause its relevant Subsidiaries to sell, to Purchaser, (i) all of the Transferred Shares and the Miraclon Shares, and (ii) all of the Purchased Assets (the “Sale”);

(B)

In addition to the consideration set forth in the SAPA, the Parties have agreed that a portion of the purchase price for the Sale is to be calculated and paid as an earn-out based upon achievement of certain EBITDA targets during the Calculation Periods (the “Earn-Out”); and

(C)	Seller and Purchaser have agreed that determination and payment of the Earn-Out is to be in accordance with the terms of this Agreement.

Now, Therefore, in consideration of the premises and mutual covenants contained herein and in the SAPA, the Parties agree as follows:

1	Interpretation; Definitions

Section 1.2 (Construction) of the SAPA is hereby incorporated into this Agreement by this reference, mutatis mutandis. Capitalized terms used but not defined herein shall have the meanings given such terms in the SAPA, which meanings are incorporated herein by reference. Capitalized terms used in this Agreement, whether in singular or in plural and not otherwise defined herein shall have the following meanings:

“2018 Calculation Period” means the financial year ending December 31, 2018.

“2019 Calculation Period” means the financial year ending December 31, 2019.

“2020 Calculation Period” means the financial year ending December 31, 2020.

“Consolidated Financial Statements” means:

(a)

in respect of the 2018 Calculation Period, unaudited combined balance sheets and statements of operations of the Business extracted from the FPD segment reporting as presented in or underlying the Seller audited financial statements as of and for the year ended December 31, 2018; and

(b)	in respect of the 2019 Calculation Period:

(i)

in respect of the period from (and including) January 1, 2019 and ending on (but excluding) the Closing Date, unaudited combined balance sheets and statements of operations of the Business extracted from the FPD segment reporting as presented in or underlying the Seller audited financial statements as of and for the period beginning on January 1, 2019 and ending on the Closing Date; and

(ii)

in respect of the period from (and including) the Closing Date and ending on (and including) December 31, 2019, the audited consolidated balance sheets and statements of operations of Purchaser and its Subsidiaries, including the economic benefit or burden, if any, generated for Purchaser’s account in the Deferred Jurisdiction, which shall be aggregated for the 2019 Calculation Period; and

(c)	in respect of the 2020 Calculation Period, the audited consolidated balance sheets and statements of operations of Purchaser and its Subsidiaries;

provided, however, that the Consolidated Financial Statements shall be prepared in all years in good faith in accordance with the requirements of all applicable Laws and the accounting policies, bases, methods, practices and procedures adopted in the preparation of the Financial Statements for the year ending December 31, 2017 attached as Section 3.19(a)(i) of the Seller Disclosure Letter to the SAPA (the “Reference Financial Statements”), applied on a consistent basis.

“Calculation Period” means the 2018 Calculation Period, the 2019 Calculation Period or the 2020 Calculation Period, as applicable.

“Corporate Costs” means the “Corporate Cost Allocation” in respect of the applicable period calculated on a consistent basis with the methodology utilized to derive YTD-Jun-18 actuals reflected in “Supporting QofE databook Q2-18 (9.7.18)_vF”, tab Consol IS (SAP) row 1168, column AS included in the Project Eagle data room at 6.2.56.

“Intercompany Recharges” means the net of expenses incurred by the Business for services provided to the Business by Seller and its Affiliates (other than the Business) and income received by the Business for services provided to Seller and its Affiliates (other than the Business), in each case, calculated on a consistent basis as cells E8, E9, E10, E11, E13 and E14 of “Supporting QofE databook Q2-18”, tab Standalone summary included in the Project Eagle data room at 6.2.56, for the applicable period, but not including any income or expenses constituting Corporate Costs.

“Pre-Corporate Costs EBITDA” means, in respect of the 2018 Calculation Period, EBITDA with an adjustment to add back Corporate Costs.

2	Earn-Out Payments; EBITDA

2.1	Earn-Out Payments

Subject to the Closing having occurred, as additional consideration for the Transferred Shares, Miraclon Shares and Purchased Assets, Purchaser shall pay to Seller:

2.1.1	in respect of the 2018 Calculation Period, an amount equal $10,000,000, if both:

(i)	EBITDA for such 2018 Calculation Period is equal to or exceeds $34,100,000; and

(ii)	Pre-Corporate Costs EBITDA for such Calculation Period is equal to or exceeds $42,800,000;

2.1.2	in respect of the 2019 Calculation Period, an amount equal to $10,000,000 if EBITDA for such Calculation Period is equal to or exceeds the amount equal to the sum of:

(i)	$41,700,000; plus

(ii)

the amount (if any) by which the sum of the Corporate Costs and Intercompany Recharges in respect of the period commencing January 1, 2019 and ending on the Closing Date is less than the sum of the Corporate Costs and Intercompany Recharges in respect of the relevant corresponding period in the 2018 Calculation Period; and

2.1.3	in respect of the 2020 Calculation Period, an amount equal to $15,000,000 if EBITDA for such Calculation Period is equal to or exceeds $48,900,000,

in each case, in accordance with Section 3 and subject to Section 5.1.

2.2	EBITDA

2.2.1	Subject to Sections 2.2.2 and 2.2.3, “EBITDA” means earnings (loss) before income taxes plus adjustments to add back interest, depreciation and amortization, in each case:

(i)	derived from the applicable Consolidated Financial Statements for the relevant Calculation Period;

(ii)

prepared in good faith in accordance with the requirements of all applicable Laws and the accounting policies, bases, methods, practices and procedures adopted in the preparation of the Reference Financial Statements, applied on a consistent basis;

(iii)

in respect of the 2019 Calculation Period and the 2020 Calculation Period, if Purchaser has converted its reporting standard from US GAAP to IFRS, following a reconciliation of the relevant audited Consolidated Financial Statements from IFRS to US GAAP, prepared in good faith applying the accounting policies, bases, methods and practices and procedures adopted in the Reference Financial Statements (an “IFRS/GAAP Reconciliation”);

(iv)

to the extent not inconsistent with Section 2.2.1(ii) and Section 2.2.1(iii), prepared in accordance with the requirements of all applicable Laws and US GAAP, in each case in force as of December 31, 2017;

(v)	no deduction shall be made for any management or oversight fees or general overhead expenses, charged by Purchaser or its Affiliates to the Business; and

(vi)

the purchase and sales prices of products, goods and services sold by the Business to Purchaser or its Affiliates or purchased by the Business from Purchaser or its Affiliates shall be adjusted to reflect the amounts that the Business would have realized or paid in the applicable jurisdiction for the applicable period, in each case, between an independent party in an arm’s-length commercial transaction.

2.2.2	EBITDA shall be adjusted (without duplication and to the extent included in determining EBITDA in accordance with Section 2.2.1) to exclude:

(i)

any EBITDA which arises as a consequence of any reorganization, joint venture, merger, acquisition or transaction involving the direct or indirect acquisition or disposal of any shares or business, in each case, outside of the ordinary course of business;

(ii)	any gains or losses attributable to sales of assets outside of the ordinary course of business of the Business;

(iii)

any amounts reflected in the calculations of the Closing Indebtedness and the Closing Working Capital, in each case, as finally determined in connection with the Final Purchase Price, any Purchase Price amounts or transaction expenses payable by Purchaser or its Affiliates pursuant to the terms of the SAPA (including any amounts payable by Purchaser pursuant to Section 5.16 thereof), any amounts included in a prior Calculation Period’s Final EBITDA, or any Liabilities with respect to any Earn-Out Payment, such that there shall be no double counting of such amounts;

(iv)	any adjustments to EBITDA resulting from equity-based compensation; and

(v)	costs and expenses arising from (a) transitioning accounting standard from GAAP to IFRS and (b) reconciliations from GAAP to IFRS or IFRS to GAAP.

2.2.3

Any amounts payable or paid under the Closing Agreements shall be taken into account in determination of EBITDA, regardless of whether such amounts are satisfied via prepayment and the USD 15,000,000 prepayment shall only impact cash flow and have no impact on profitability.

2.2.4

For purposes of this Agreement, EBITDA shall be stated in dollars and, if Purchaser has converted from reporting in dollars to reporting in EUR, EBITDA for the relevant Calculation Period (as derived from the relevant Consolidated Financial Statements and expressed in EUR) shall be converted to dollars based on the average of the exchange rates published by Reuters during the relevant Calculation Period.

3	Notice; Payment

3.1.1

Purchaser shall provide written notice (each, an “Earn-Out Notice”) to Seller setting forth its good faith calculation (including reasonable supporting detail with respect to such calculation) of the amounts due pursuant to Section 2.1:

(i)

in the case of any Earn-Out Payment in respect of the 2018 Calculation Period no later than the later of (i) the Closing Date and (ii) ninety (90) calendar days following delivery by the Seller of the Consolidated Financial Statements with respect to the 2018 Calculation Period;

(ii)

in the case of any Earn-Out Payment in respect of the 2019 Calculation Period or the 2020 Calculation Period, no later than ninety (90) calendar days following delivery of the Consolidated Financial Statements with respect to the end of the relevant Calculation Period.

3.1.2

Unless Purchaser’s Earn-Out Notice provides for the maximum potential Earn-Out Payment with respect to the applicable Calculation Period, upon receipt from Purchaser of each Earn-Out Notice, Seller shall have thirty (30) calendar days to review the Earn-Out Notice. Seller and its accountants and financial and other advisors may make reasonable inquiries of Purchaser and/or Purchaser’s Representatives regarding questions concerning or disagreements with the applicable Earn-Out Notice arising in the course of Seller’s review. If Purchaser’s Earn-Out Notice provides for the maximum potential Earn-Out Payment with respect to the applicable Calculation Period, then no such thirty (30) day period shall be necessary and Purchaser shall pay such maximum potential Earn-Out Payment with respect to such Calculation Period within ten (10) Business Days of delivery of such Earn-Out Notice provided in Section 3.1.3. During such review period, Purchaser shall provide Seller and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the premises, books and records and Representatives of the Business and Purchaser to the extent such materials relate to the calculation of the applicable Earn-Out Notice for the purpose of completing Seller’s review of such Earn-Out Notice. Purchaser shall cooperate in good faith and promptly respond to reasonable requests in accordance with this Section 3.1.2. Promptly following completion of its review (but in no event later than the conclusion of the thirty (30) day period), Seller may submit to Purchaser a letter regarding its concurrence or disagreement with the accuracy of the applicable Earn-Out Notice; provided, however, that any such letter must specify: (i) the items of such Earn-Out Notice with which Seller disagrees; (ii) the adjustments that Seller proposes to be made such Earn-Out Notice (a “Disputed Earn-Out Item”); and (iii) the specific amount of such disagreement and reasonable supporting documentation and calculations thereof, in each case, to the extent known. If Seller does not deliver a letter disagreeing with the accuracy of an Earn-Out Notice before the conclusion of the applicable thirty (30) day period, such Earn-Out Notice shall be final, binding and conclusive upon the Parties, and Seller shall be deemed to have agreed with all items and amounts contained in such Earn-Out Notice. If Seller does deliver such a letter, following such delivery, Seller and Purchaser shall attempt in good faith to resolve promptly any disagreement as to the computation of any item in the applicable Earn-Out Notice. Any items as to which there is no disagreement shall be deemed agreed. If a resolution of such disagreement has not been effected within fifteen (15) days (or longer, as mutually agreed by the Parties) after delivery of such letter, then Seller and Purchaser shall submit any such remaining Disputed Earn-Out Item to the Independent Accountant for determination. The determination of the Independent Accountant, acting as an expert and not an arbitrator, with respect to any Disputed Earn-Out Item shall be completed within thirty (30) days of submission of such Disputed Earn-Out Item to the Independent Accountant (or longer, as mutually agreed by the Parties), shall be determined in accordance with this Agreement and shall be final, binding and conclusive upon Seller and Purchaser absent manifest error. The Independent Accountant shall adopt a position within the range of positions submitted by Seller and Purchaser with respect to any Disputed Earn-Out Item. The Independent Accountant shall not review any line items or make any determination with respect to any matter other than with respect to the remaining Disputed Earn-Out Items. Any fees and expenses relating to the engagement of the Independent Accountant shall be borne pro rata by Purchaser, on the one hand, and Seller, on the other hand, in proportion to the difference between the EBITDA and the EBITDA that would have resulted from the use of the proposed calculations of one of the Parties. For example, if the EBITDA calculated in the applicable Earn-Out Notice delivered by Purchaser pursuant to Section 3.1.1 was $1,000,000 less than the EBITDA (as finally determined), but the EBITDA that would have resulted based on the adjustments set forth in the Seller’s Disputed Earn-Out Items delivered by Seller pursuant to Section 3.1.2 was $500,000 more than the EBITDA (as finally determined), Purchaser will pay 2/3 of such fees and expenses, and Seller, will pay 1/3 of such fees and expenses. The final determination of EBITDA in accordance with this Section 3.1.2 and as adjusted pursuant to this Agreement is each referred to as the “Final EBITDA”.

3.1.3

Within ten (10) Business Days after the determination of the Final EBITDA for a Calculation Period (or simultaneously with the delivery of Purchaser’s Earn-Out Notice if such Earn-Out Notice provides for the maximum potential Earn-Out Payment with respect to the applicable Calculation Period), if Purchaser is required to pay any amounts pursuant to Section 2.1 (each an “Earn-Out Payment”), then Purchaser shall pay to Seller such Earn-Out Payment in cash by wire transfer of immediately available funds to the bank account of Seller set forth on Schedule 1 or such other bank account specified by Seller.

4	Ordinary Course Operations

Prior to Closing, Seller shall not, directly or indirectly, take any actions with the purpose of making more likely any Earn-Out Payment to be required to be paid hereunder where such Earn-Out Payment would not otherwise be required to be paid in the ordinary course of business. Following Closing, Purchaser shall not, directly or indirectly, take any actions with the purpose of making less likely any Earn-Out Payment to be required to be paid hereunder where such Earn-Out Payment would otherwise be required to be paid in the ordinary course of business. Subject to the terms of this Agreement (including the preceding sentence) and the other Transaction Documents, following the Closing, Purchaser shall have sole discretion with regard to all matters relating to the operation of the Business and has no obligation to operate the Business in order to achieve any Earn-Out Payment.

5	General Provisions

5.1	Right of Set-off

Purchaser shall have the right, upon prior notice to Seller, to set off any unpaid obligation of Seller due and owing to Purchaser or any Affiliate of Purchaser against any obligations of Purchaser or any Affiliate of Purchaser owing to Seller hereunder in each case, to the extent (a) such obligation of Seller has been agreed in writing by Seller or (b) such obligation of Seller has been finally determined by a court of competent jurisdiction to be owed by Seller; provided, however, that in such event the obligation shall be set off (x) first against any amounts owing in U.S. dollars and (y) after any amounts owing in U.S. dollars have been set off against, then against amounts owing in local currency. The provisions of this Section 5.1 are not exclusive and shall be in addition to and shall not limit in any way the rights of setoff Purchaser may have as a matter of law or otherwise.

5.2	No Security

The Parties understand and agree that (a) the contingent rights to receive any Earn-Out Payment shall not be represented by any form of certificate or other instrument, are not transferable, except by operation of Laws, pursuant to financing agreement collateral requirements, or in connection with a sale or transfer of all or substantially all of Seller’s assets, and do not constitute an equity or ownership interest in Purchaser or the Business, (b) Seller shall not have any rights as a securityholder of Purchaser or the Business as a result of Seller’s contingent right to receive any Earn-Out Payment hereunder, and (c) no interest is payable with respect to any Earn-Out Payment.

5.3	Successors of Purchaser

In the event of any (i) consolidation or merger of the Business with or into any other Person, (ii) sale of substantially all of the assets of the Business to any other Person or (iii) other similar transaction, the provisions of this Agreement shall similarly apply to such successor Persons consolidating, merging, acquiring or otherwise entering into a similar transaction with the Business. Purchaser shall not effect any such consolidation, merger, sale or similar transaction unless, prior to the consummation thereof, such successor Person (if other than the Purchaser) resulting from such consolidation, merger, sale or similar transaction, shall assume, by operation of Law or written instrument substantially similar in form and substance to this Agreement and satisfactory to Seller, the obligation to deliver to Seller the Earn-Out Payments, which, in accordance with this Agreement, Seller shall continue to be entitled to receive.

5.4	Miscellaneous

Sections 7.5 (Withholding Taxes), 10.1 (Notices), 10.2 (Amendment; Waiver), 10.3 (Assignment), 10.5 (Parties in Interest) 10.8 (Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Jury Trial), 10.9 (Counterparts; Electronic Signatures), Section 10.10 (Headings), 10.12 (Joint Negotiation) and 10.13 (Severability) of the SAPA are hereby incorporated into this Agreement by this reference, mutatis mutandis.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly signed as of the date first written above.

EASTMAN KODAK COMPANY

By:	/s/ Jeffrey J. Clarke
	Name:	Jeffrey J. Clarke
	Title:	Chief Executive Officer

Signature Page to Earn-Out Agreement

MIR Bidco SA

Acting by: /s/ Graham Hislop_______________________

An authorised signatory

Signature Page to Earn-Out Agreement